

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 31, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

      RE: Form 10-K for the fiscal year ended December 31, 2008
              File No. 1-5263

Dear Mr. Cooley:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Accounting for Impairment of Goodwill and Intangible Assets, page 48

2. After performing your annual goodwill impairment test as of October 1, 2008, you
    determined that $363.0 million of goodwill associated with your performance
    coatings, Estane, and TempRite reporting units was impaired. Item 303 of Regulation
    S-K requires MD&A disclosure of material uncertainties unless management has
    concluded that the uncertainty is not reasonably likely to materially impact future
    operating results. This could include uncertainties regarding the recoverability of
    recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the
    Financial Reporting Codification. Also, Section 216 of the Financial Reporting
    Codification states that "registrants have an obligation to forewarn public investors of
    the deteriorating conditions which, unless reversed, may result in a subsequent write-
    off. This includes an obligation to provide information regarding the magnitude of
    exposure to loss."

    In your response to comment 3 of your letter dated January 14, 2009, you also
    acknowledged the importance of providing investors with timely information
    regarding any likely impairment charges. However, it does not appear that the
    disclosures related to the Advanced Materials segment in prior filings, including in
    your Form 10-Q for the period ended September 30, 2008, indicated that there were
    uncertainties associated with the recoverability of your goodwill, that there was the
    potential for future material impairment charges, or that these particular product lines
    were underperforming. We specifically note the disclosures provided on pages 21
    and 34 of this Form 10-Q. Though there were disclosures regarding the business
    improvement initiatives taken related to the performance coatings product line, it was
    not apparent the extent to which this product line was underperforming or that there
    were potential concerns with the Estane and TempRite product lines. It appears that
    the first indication of the material impairment charge was not made until the Form 8-
    K filed on January 16, 2009.

    We caution you that, to the extent you gather and analyze information regarding the
    risks of recoverability of your assets, such information may be required to be
    disclosed if it would be material and useful to investors. We believe that it is
    important to provide investors with information to help them evaluate the current
    assumptions underlying your impairment assessment relative to your current market
    conditions and your peers to enable them to attempt to assess the likelihood of
    potential future impairments. We believe that detailed rather than general disclosures
    regarding these risks and exposures would provide investors with the appropriate
    information to make this evaluation. In this regard, we urge you to consider what
    additional quantitative disclosures can be provided to convey the risk that additional
    impairment or restructuring charges may be recorded. Please tell us supplementally
    and also provide detailed disclosures regarding what consideration you gave as to

whether other long-lived assets, including property and equipment and intangible assets, related to these same product lines may also be impaired pursuant to SFAS 144. For any assets which were tested for impairment, we encourage you to provide qualitative and quantitative descriptions of the material assumptions used to determine fair value in your impairment analyses and a sensitivity analysis of those assumptions used based upon reasonably likely changes.

3. Given the significance of the goodwill impairment charge to your results of operations, we encourage you to provide detailed disclosures regarding the specific facts and circumstances which led to the impairment. You should also disclose how you determined the amount of the impairment charges, especially the partial impairments of the Estane and TempRite reporting units. You should include a quantitative description of the material assumptions used and how the assumptions used for valuing goodwill in the current year changed since the prior year. You should also highlight the impact of any changes. For example, the partial impairment of the Estane and TempRite reporting units appears to be primarily driven by the increase in your cost of capital and to a lesser extent, a reduction in their near term earnings outlook. You should consider disclosing the actual discount rates used both in the current year and the prior year and explain the impact of this change on the fair value of each of your reporting units. You should also consider disclosing the impact on fair value of your change in the near term earnings outlook.

4. We note the sensitivity analysis you provide regarding the fair value of the Estane and TempRite reporting units. You should consider providing a similar sensitivity analysis regarding reasonably likely changes in the discount rates used and whether these changes could lead to additional impairments. You should also consider providing similar disclosures for the remaining reporting units. Given that any further decrease in the fair value of your TempRite reporting unit could indicate the potential for an additional impairment of goodwill, you should consider providing additional disclosures regarding the likelihood that there would be a further decrease in fair value. You should also consider disclosing the carrying value and fair value of each reporting unit especially when the fair value does not materially exceed the carrying value.

Please tell us about your consideration of this and revise future filings to clarify certain disclosures for reporting units and related assets which may be considered vulnerable. In particular:

- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units; and
- Disclose significant assumptions, if applicable
    - Use of an income based or market based approach
    - Cash flows
    - Growth rates

- Your weighted average cost of capital
- Risk applications
- Control Premiums
- Explain and quantify your relief-from-royalty model for significant intangibles.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant